Mail Stop 4561

October 16, 2008

Mr. Terunobu Maeda
President & Chief Executive Officer
Mizuho Financial Group, Inc.
5-5, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

> **Re:** **Mizuho Financial Group, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2008**
> **Filed September 4, 2008**
> **File No. 001-33098**

Dear Mr. Maeda:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant